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19
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06004677

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 13 2006
803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 2668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transmittal Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Wall St.
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernath & Rosenberg PC
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/28/06

OATH OR AFFIRMATION

I, Anna Jakubowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transmittal Securities Corp., as of 12/31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

MIRIAM COHN
NOTARY PUBLIC, STATE OF NEW YORK
[illegible]
QUALIFIED IN ROCKLAND COUNTY
COMMISSION EXPIRES NOV. 2, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: Transmittal Securities Corp. [13]

SEC FILE NO.: 12-003602 [14]

FIRM I.D. NO.: 13-5629920 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 82 Wall St. [20] (No. and Street)

New York [21] (City) NY [22] (State) 10005 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/05 [24]

AND ENDING (MM/DD/YY): 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Jacob I. Rosenberg [30]

(Area Code) — Telephone No.: 212-221-1140 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________, ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Bernstein & Pinchuk... Rosenberg P.C. [70]

ADDRESS

1430 Broadway [71]	NY [72]	NY [73]	10018 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittd Securities Corp | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 12-003602 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 231,972	200			$ 231,972	750
2. Cash segregated in compliance with federal and other regulations	99,564	210			99,564	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	25	310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590	25	820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp. as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

ASSETS

			Allowable		Non-Allowable		Total	
E. Stocks and warrants			$ 4,761	410				
F. Options				420				
G. Arbitrage				422				
H. Other securities				424				
I. Sport commodities				430			$ 4,761	850
8. Securities owned not readily marketable:								
A. At Cost [8]	$	130		440	$ 450	610	450	860
9. Other investments not readily marketable:								
A. At Cost	$	140						
B. At estimated fair value				450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:								
A. Exempted securities	$	150						
B. Other	$	160 [10]		460		630		880
11. Secured demand notes-market value of collateral:								
A. Exempted securities	$	170						
B. Other	$	180		470		640		890
12. Memberships in exchanges:								
A. Owned, at market value	$	190						
B. Owned at cost						650		
C. Contributed for use of company, at market value					[12]	660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships				480		670 [14]		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)				490		680		920
15. Other Assets:								
A. Dividends and interest receivable				500		690		
B. Free shipments				510		700		
C. Loans and advances				520		710		
D. Miscellaneous [11]				530	2,957	720	2,957	930
16. TOTAL ASSETS			$ 336,322	540	[13] $ 3,407	740	$ 339,729	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp. as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	283 [1120]		22 283 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	350 [1180]		23 350 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	5,910 [1190]		5,910 [1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp as of 6/30/05

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 6,543 [1230]	$ -0- [1450]	$ 6,543 [1760]
Ownership Equity			
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			28 50,000 [1792]
C. Additional paid-in capital			270,000 [1793]
D. Retained earnings			13,186 [1794]
E. Total			333,186 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 333,186 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 339,729 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp — as of 12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800		$ 333,186	3480
2. Deduct Ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital		333,186	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)		33	3525
5. Total capital and allowable subordinated liabilities		$	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 3,407 [3540]		
1. Additional charges for customers' and non-customers' security accounts	$ [3550]		
2. Additional charges for customers' and non-customers' commodity accounts	[3560]		
B. Aged fail-to-deliver	[3570]		
1. Number of items 29 [3450]			
C. Aged short security differences-less reserve of $ [3460] 30	[3580]		
number of items [3470]			
D. Secured demand note deficiency	[3590]		
E. Commodity futures contracts and spot commodities - proproetary capital charges	[3600]		
F. Other deductions and/or charges	[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	[3615]		
H. Total deductions and/or charges		(3,407)	3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions		$ 329,779	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities committments	$ [3660]		
B. Subordinated securities borrowings	[3670]		
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper 31	48 [3680]		
2. U.S. and Canadian government obligations	[3690]		
3. State and municipal government obligations	[3700]		
4. Corporate obligations	[3710]		
5. Stocks and warrants	714 [3720]		
6. Options	[3730]		
7. Arbitrage	[3732]		
8. Other securities 32	[3734]		
D. Undue Concentration	[3650]		
E. Other (List)	[3736]	(762)	3740
10. Net Capital		$ 329,017	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp. as of 12-31-05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	434	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	79,017	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	6518	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	6,518	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	0.02	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. *5% of combines aggregate debit items or $120,000*	$		3920

OTHER RATIOS

Part C

29. *Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)*	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from [38] 1/1/05 [3932] to 12/31/05 [3933]
Transmittal Securities Corp.	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

Item		Box	Amount	Box
REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions		[40]		3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading			64,554	3949
e. *Total gains or (losses)*			64,554	3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)		[41]		3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business		[42]		3985
11. Other revenue			8,149	3995
12. Total revenue			$ 72,703	4030
EXPENSES				
13. Registered representative's compensation			$ 58,940	4110
14. Clerical and administrative employees' expenses			8,652	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)		[43]		4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications				4060
20. Occupancy and equipment costs			15,509	4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)		[44]		4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			14,845	4195
27. Other expenses			55,037	4100
28. Total expenses			$ 152,983	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			(80,280)	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[45]		4222
a. After Federal income taxes of	[39]	4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (6,617)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp. as of 12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) (46)	$ 283	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days (47)		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 283	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 25	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List) (48)		4469		
17. **Aggregate debit items			$ 25	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$ 25	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) (49)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	258	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	270	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	99,564	4510
24. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily (50) ______ [4332] Weekly ______ [4333] Monthly X [4334]

** *In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in* accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp. as of 12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 [4335]		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $		4588
A. Number of items 53		4589
		OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp — as of 12/31/05

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp as of 12/31/05

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Transmittal Securities Corp. as of 12/31/05

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Item			Code		Code
1. Equity Capital					
A. Partnership Capital:					
1. General Partners	65	$	4700		
2. Limited			4710		
3. Undistributed Profits			4720		
4. Other (describe below)			4730		
5. Sole Proprietorship			4735		
B. Corporation Capital:					
1. Common Stock			4740		
2. Preferred Stock			4750		
3. Retained Earnings (Dividends and Other)	66		4760		
4. Other (describe below)			4770		
2. Subordinated Liabilities					
A. Secured Demand Notes			4780		
B. Cash Subordinates			4790		
C. Debentures			4800		
D. Other (describe below)			4810		
3. Other Anticipated Withdrawals					
A. Bonuses			4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67		4860		
C. Other (describe below)			4870		
Total				$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Code		Amount	Code
1. Balance, beginning of period				$	323,466	4240
A. Net income (loss)					(80,280)	4250
B. Additions (includes non-conforming capital of	$		4263	68	90,000	4260
C. Deductions (includes non-conforming capital of	$		4272			4270
2. Balance, end of period (From Item 1800)				$	333,186	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item		Amount	Code
3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases		( )	4320
4. Balance, end of period (From Item 3520)	$		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Transmittal Securities Corp. as of 12/31/05

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days					
A. breaks long	$		4890	0	4900
B. breaks short	72 $		4910	74 0	4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)		Yes ✓	4930	No	4940
3. Personnel employed at end of reporting period:					
A. Income producing personnel				1	4950
B. Non-income producing personnel (all other)				3	4960
C. Total				4	4970
4. Actual number of tickets executed during current month of reporting period				23	4980
5. Number of corrected customer confirmations mailed after settlement date					4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences 69		5000	$	5010		5020 75	$ 0	5030
7. Security suspense accounts		5040	$	5050		5060	$ 0	5070
8. Security difference accounts		5080	$	5090		5100	$ 0	5110
9. Commodity suspense accounts		5120	$	5130		5140	$ 0	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days		5160	$	5170		5180	$ 0	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days		5200 71	$	5210 73		5220	$ 0	5230
12. Open transfers over 40 calendar days, not confirmed..		5240	$	5250		5260	$ 0	5270
13. Transactions in reorganization accounts — over 60 calendar days 70		5280	$	5290		5300 76	$ 0	5310
14. Total		5320	$	5330		5340	$ 0	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)		5360	$	5361	0	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)		5363	$	5364		5365

17. Security concentrations (See instructions in Part I):			
A. Proprietary positions	$	N/A	5370
B. Customers' accounts under Rule 15c3-3	$	0	5374
18. Total of personal capital borrowings due within six months	$	0	5378
19. Maximum haircuts on underwriting commitments during the period	77 $	0	5380
20. Planned capital expenditures for business expansion during next six months	$	0	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	0	5384
22. Lease and rentals payable within one year	$	15,509	5386
23. Aggregate lease and rental commitments payable for entire term of the lease			
A. Gross	$		5388
B. Net	$		5390

OMIT PENNIES

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response......12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5
Report for the Calendar Year 2005 [1] 8004
of if less than 12 months

Report for the period beginning ___/___/___ (MM DD YY) 8005 and ending ___/___/___ (MM DD YY) 8006

SEC MAIL PROCESSING RECEIVED MAR 1 3 2006 WASH, D.C. 213 SEC

SEC FILE NUMBER
8-12-003602 8011

1. NAME OF BROKER DEALER

[2] Transmittal Securities Corp 8020

N9

OFFICIAL USE ONLY

Firm No. MMYY 8021

2. Name(s) of Broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
[3] NAME:	8053	[40]	8057
[4] NAME:	8054		8058
[5] NAME:	8055		8059
[6] NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: [7]
(enter applicable code: 1 = Yes 2 = No) 2 8073

4. Respondent is registered as a specialist on a national securities exchange.
(enter applicable code: 1 = Yes 2 = No) 2 8074

5. Respondent is registered as a specialist on a national securities exchange.
(a) equity securities ....(enter applicable code: 1 = Yes 2 = No) 2 8075
(b) municipals..(enter applicable code: 1 = Yes 2 = No) 2 8076
(a) other debt instruments ....(enter applicable code: 1 = Yes 2 = No) 2 8077

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1 = Yes 2 = No) 2 8078

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1 = Yes 2 = No) 2 8079

8. Respondent carries its own public customer accounts: [8]
(enter applicable code: 1 = Yes 2 = No) 1 8084

9. Respondent's total numer of public customer accounts:
(carrying firms filing X-17A-5 Part II only
(a) Public customer accounts.. 141 8080
(b) Omnibus accounts 0 8081

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1 = Yes 2 = No) 1 8085

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing	1	8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) 2 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	1	8102

14. Number of NASDAQ stocks respondent makes market 8103

15. Total number of underwriting syndicates respondent was a member 8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

Actual		8105
Estimate	X	8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1 = Yes 2 = No) ... ▼13	1	8111
18. Number of branch offices operated by respondent ...		8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1 = Yes 2 = No)	2	8130
(b) Name of parent or affiliate ________ 8131		
(c) Type of institution ________ 8132		
20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1 = Yes 2 = No)	2	8113
21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1 = Yes 2 = No)	2	8114
(b) Name of parent ▼12 ________ 8116		
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1 = Yes 2 = No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1 = Yes 2 = No)*	2	8117
24. Aggregate Dollar Amount of Non-exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period ...	$	8118

**Required in any Schedule I filed for calendar year 1978 and secceeding years*

TRANSMITTAL SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
TRANSMITTAL SECURITIES CORP.
New York, NY

We have audited the accompanying statement of financial condition of **TRANSMITTAL SECURITIES CORP.**, a New York corporation, as of December 31, 2005 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TRANSMITTAL SECURITIES CORP.**, as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountant

New York, NY
February 23, 2006

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

TRANSMITTAL SECURITIES CORP.
Statement of Financial Condition
As at December 31, 2005

ASSETS

Current Assets	
Cash in Banks	$ 231,972
Securities Owned at Market Value	5,210
Receivable From Customers	(258)
Prepaid Expenses	2,957
Total Current Assets	239,881
Other Assets:	
Special Reserve Account for Exclusive Benefit of Customers (Note 2)	99,564
Total Other Assets	99,564
TOTAL ASSETS	$ 339,445

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Payable to Customers	
Accrued Expenses and Taxes Payable	6,260
Total Current Liabilities	6,260
Total Liabilities	6,260
Stockholders' Equity	
Common Stock, No Par Value 200 Shares Authorized and Issued	50,000
Additional Paid-in Capital	270,000
Retained Earnings	13,185
Total Stockholder's Equity	333,185
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 339,445

See Notes to Financial Statements

TRANSMITTAL SECURITIES CORP.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2005

INCOME:		
Trading Income	$	64,554
Service Fee and Commission		902
Dividends and interest		7,247
Total Income		72,703
EXPENSES:		
Office Salaries		67,592
Registration and Filing Fees		14,845
Rent		15,509
Subscriptions		133
Professional Fees		16,865
Office Expense		2,662
Utilities		4,466
Payroll Taxes		8,006
Bank Charges and Fees		1,582
Insurance		7,577
Employee Benefits		11,460
Miscellaneous		1,531
Total Expenses		152,228
Net loss Before Provision for Taxes	(	79,525)
Provision for State and Local Corporate Income Taxes		598
Net Loss	(	80,123)
Retained Earnings - Beginning		93,308
Retained Earnings - Ending	$	13,185

See Notes to Financial Statements

TRANSMITTAL SECURITIES CORP.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$(80,125)
Changes in assets and liabilities:	
Prepaid Expenses	(2,957)
Inventory of Securities	334
Receivable from Customers	415
Due from Broker	844
Sundry Assets	1,689
Accrued Expenses, Taxes & Sundry Taxables	2,225
Total adjustments	2,550
Net Cash Used in Operations	(77,575)
Cash flows from financing activities:	
Additional Paid in Capital	90,000
Net cash provided (used) by financing activities	90,000
Net Decrease in Cash	12,425
Cash at January 1, 2005	319,111
Cash at December 31, 2005	$ 331,536

Supplementary Disclosures:
Cash paid during the year for:

Income Taxes	448

See Notes to Financial Statements

TRANSMITTAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements and its income tax reports on the accrual basis. Securities on hand is recorded at market value as required for broker-dealers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in brokerage activities whose counter parties consist of registered brokers or dealers. In the event, counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

The Company has cash balances in banks in excess of the maximum amount insured by the Federal Deposit Insurance Corporation as of December 31, 2005.

NOTE 2 - SPECIAL RESERVE ACCOUNT

The reserve account of $99,564 is in excess of reserve requirements.

NOTE 3 - CAPITAL REQUIREMENTS

The concept of the Net Capital Rule of the Securities Exchange Commission is liquidity, and requires a broker dealer to have sufficient liquid assets to cover liabilities. At December 31, 2005, the firm's net capital of $329,017 computed in accordance with the Rule, exceeded the minimum requirement of $250,000.

NOTE 4 - INTERNAL CONTROL

No material inadequacies in the firm's internal control were found to exist.

NOTE 5 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 6 - FORM X-17A-5

Part II of the most recent annual report on Form X-17A-5 of the corporation is available for examination and copying at its principal office at 82 Wall Street, New York, New York 10005, and at the Securities Exchange Commission.

NOTE 7 -

The Company leases space at 82 Wall Street, New York, N.Y. on a month to month basis, no formal lease exists.

See Auditors' Report.

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

February 23, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 13 2006
WASH., D.C.
213

NASD Regulation, Inc.
District 10
NASD Financial Center
33 Whitehall Street
New York, NY 10004-2193

RE: Transmittal Securities Corporation

Gentlemen:

Please be advised that no material differences exist within the audited computation of net capital and the firm's corresponding unaudited FOCUS Report Part II.

Also, please be advised that no material differences exist between the audited computation of 15c3-3 reserve requirements and the firm's corresponding unaudited FOCUS Report Part II.

Also, please be advised that the company meets the requirements under SEC Rule 15c3-3 with respect to the information relating to the possession or control requirements.

Sincerely,

BERNATH & ROSENBERG, P.C.

Jacob I. Rosenberg,
Certified Public Accountant

cc: Transmittal
sb
enclosure